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FORM 6-K

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Press Release

Thomson’s First Quarter 2004 Sales

•	Strong first quarter sales, increasing by 6.1% at constant currency

•	Positive trends of the previous quarter continue

•	Key growth and repositioning initiatives on track

•	Accordingly, Thomson confirms its 2004 targets

Paris, April 14, 2004 — Thomson (Euronext Paris: 18453, NYSE:TMS) announced its sales for the first quarter 2004 ending March 31, and set out its expectations for the first half of 2004 supporting its full year 2004 targets.

First quarter unaudited consolidated 2004 sales

In million euros and %	1Q 04 actual	1Q 04 at constant currency	1Q 03(1)	% change at constant currency
Digital Content Solutions	521	563	507	+11.2%
Video Network Solutions	324	341	350	(2.5)%
Industry & Consumer Solutions	1,012	1,095	1,028	+6.5%
Others	2	2	1

Total Group	1,859	2,001	1,886	+6.1%

(1)	First quarter 2003 sales have been split according to Thomson’s new divisional organization.

First quarter 2004 sales highlights

Thomson reported consolidated net sales for the first quarter 2004 of 1,859 million euros (first quarter 2003, 1,886 million euros). Currency movements reduced sales during the quarter by 142 million euros. Sales excluding currency movements grew by 6.1%, or decreased by (1.4)% including currency movements. Perimeter effects added 47 million euros to net sales during the quarter (of which 6 million euros in the Digital Content Solutions division, and 41 million euros in the Industry & Consumer Solutions division). Excluding perimeter effects and currency movements, therefore, consolidated net sales showed an organic increase of 3.8%.

Activity during the quarter confirmed the upturn in the sales trend observed in the fourth quarter of 2003. The Group saw continued strength in the Digital Content Solutions division, and improvements in both the Industry & Consumer Solutions division and the Broadcast activity within the Video Network Solutions division, as well as a robust performance across divisions in licensing.

Reconfirmation of our 2004 targets

The year having started at least in-line in all of our businesses with our objectives for the full year, we can confirm our 2004 targets, namely:

(i)	revenue growth of around 4% excluding currency movements for the full year, and

(ii)	+40% increase in earnings after restructuring, before financial charges, tax and amortization (EBITA) for the full year 2004 (from 252 million euros in 2003).

Q2 and H1 outlook

The reconfirmation of the full year objectives noted above is based on the following outlook for the second quarter and the first half of 2004:

•	Continuation of sales growth during the second quarter of 2004, at +4 to +6% excluding currency movements (consolidated net sales in the second quarter of 2003 reached 1,891 million euros)

•	Operating income for the first half of 2004, pre-restructuring, at around the first half 2003 level (operating income pre-restructuring reached 139 million euros in the first half of 2003)

•	As previously indicated, the Group will record during the first half of the year the bulk (around 80 to 90%) of its anticipated 2004 restructuring charges (full year 2004 restructuring charges previously indicated to be around 200 million euros).

Update on the formation of TCL-Thomson Electronics

Thomson also confirms that the timetable and terms announced last November concerning the creation of TCL-Thomson Electronics remain valid.

Business and strategic initiatives in the first quarter

During the quarter, Thomson made good progress in consolidating its leading positions as a provider of technology and service solutions for entertainment and media companies, including with:

•	the planned acquisition of the video division of ParkerVision to reinforce its broadcast product portfolio;

•	the tender offer to acquire Command Post, a leading Canadian provider of video post production and film services.

•	Both transactions, subject to standard regulatory conditions, are expected to close during the second quarter of 2004.

•	the expansion of packaged media production capacity, and its distribution operations to meet increasing DVD demand in North America. The Memphis, U.S., distribution facilities are the world’s largest home entertainment distribution center.

•	Grass Valley™ equipment was used to broadcast this year’s Academy Awards® celebration in high definition television format, illustrating Thomson’s strong ties to the entertainment industry.

•	Thomson launched a television transmission and broadcast operations segment, with its first end-to-end facility now operational in Japan.

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Divisional review

Digital Content Solutions

First quarter 2004 revenues reached 521 million euros (first quarter 2003, 507 million euros). Currency movements reduced sales during the quarter by 42 million euros. Sales excluding currency movements grew by 11.2%, or grew by 2.9% including currency movements. Perimeter effects, with the integration of Cinecolor and Pacific Media Affiliates, added 6 million euros to net sales during the quarter. Excluding perimeter effects and currency movements, therefore, consolidated net sales showed an organic increase of 10.0%.

During this quarter, Thomson further consolidated its market share in the film and package media replication industries:

•	In Home Entertainment Services, activity has been robust: the replication of DVD units grew 74% year-on-year to approximately 284 million units. This above expected growth was assisted by particularly strong activity in studios’ back-catalogue movies. The anticipated schedule of movie releases from major studios this year indicates a continuation of this business mix into the second quarter. On the other hand, as expected, VHS duplication continued to decline, falling 38% year-on-year to approximately 51 million units. The split of DVD to VHS units replicated by Thomson now reaches 85%/15% versus 67%/33% a year ago.

•	In Entertainment Services, Film showed good growth, with footage up 23% versus last year to approximately 1.05 billion feet. Our post production activity showed good growth.

•	Digital Content Solutions technology licensing revenues reached 3 million euros compared to 3 million euros in the first quarter 2003. New initiatives were launched during this quarter, including the use of Technicolor’s security solutions enabling trackable, individually-watermarked VHS and DVD screeners for 2003 Academy Award® consideration.

Video Network Solutions

First quarter 2004 revenues reached 324 million euros (first quarter 2003, 350 million euros). Currency movements reduced sales during the quarter by 17 million euros. Excluding currency movements, sales declined by (2.5)% (or a (7.6)% decrease including currency movements).

This evolution comprises a contrast between a strong performance in Broadcast, where revenues were up 9% excluding currency movements and a more mixed performance in the Broadband activity.

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The Grass Valley / Broadcast activities continued to show good signs of recovery, with positive underlying order and market share trends during the quarter. Revenues were up 9% excluding currency movements. Thomson announced several new products, including those for HD broadcasting, digital news production, and digital intermediate post production. In addition, it also highlighted 15 million euros in major orders from broadcast, television, and film-production leaders worldwide, including McGraw-Hill Broadcasting and Turner Entertainment Networks in the Americas; Mediendorf Netzwerk GmbH (The Netherlands), Bundesbaugesellschaft, IWF, and Optix (Germany), and Chimney Pot (Poland) in Europe; and Prime Focus (India) and Perkasa (Indonesia) in the Pacific. Thomson is also a prime technology partner in a new major project by the FOX Network in the U.S. that will set a new standard for cost-effective, high-integrity distribution of HD broadcast signals. Thomson expects a strong showing at this year’s National Association of Broadcasters tradeshow in the U.S.

•	Within Broadband Access Products and Services, adjusting for cable modems, underlying revenues were down (6)% at constant currency. As expected, the U.S. satellite business performed well while market conditions proved to be difficult in the Europe satellite business during the quarter. Overall, Thomson sold 1.20 million decoders worldwide during the quarter, compared to 1.17 million in the first quarter of 2003. In the DSL modems business, Thomson continued to gain market share and reinforced its leading position, with a 13% market share in the first quarter of 2004, although price declines on existing designs continued to outstrip volume increases. As previously announced, Thomson will roll out new products and services in the course of the second quarter across its Broadband business, with the intention of returning the activity to growth in the second half of the year.

•	Within network services, the cinema advertising business benefited from a recovery in spending on advertising in the U.S. and Europe and showed good growth in its activity in the quarter. In the U.S., Thomson entered into an exclusive agreement with Pacific Theatres for cinema advertising: the addition of Pacific Theatres to our exhibitor roster significantly improves the company’s market share in the U.S.

•	Video Network Solutions technology licensing revenues reached 29 million euros compared to 28 million euros in the first quarter 2003. During the quarter, Thomson took further initiatives to develop the MPEG-4 standard, supported by innovative broadcast equipment. Also, in a major leap forward for delivering video entertainment over DSL, Thomson launched the THOMSON IP 1001, the very first IP Video set-top box, which incorporates Thomson’s advanced compression video delivery platform. Moreover, the Company announced an initiative with NDS to develop Thomson’s SmartRight™ content protection technology

Industry & Consumer Solutions

First quarter 2004 revenues reached 1,012 million euros (first quarter 2003, 1,028 million euros). Currency movements reduced sales during the quarter by 83 million euros. Excluding currency movements, sales grew by 6.5%, or a (1.5)% decrease including currency movements. Perimeter effects (with the integration of the Recoton client base, the consolidation of the tube lines of Fortune in China, and the disposal of the audio development activity in Korea) added a net 41 million euros to net sales during the quarter. Excluding perimeter effects and currency movements, therefore, consolidated net sales showed an organic increase of 2.8%.

•	Revenues in the Consumer businesses excluding TV were broadly flat. We achieved a good performance in accessories, driven by the successful integration of the Recoton client base and by product range expansion. Mobility & portable products and communications devices were more mixed over the period. Overall, revenues from these businesses accounted for 28% of our Industry & Consumer Solutions division sales.

•

The TV business contributed 38% of sales of our Industry & Consumer Solutions division. Sales benefited from our strategy focus on a broader range of high-end television sets, with a good seating of our digital and high-end products (achieving in particular a 13.5% market share of digital projection TVs in the U.S.) and a good performance in Europe (achieving in particular a 7% market share of LCD TVs in

Europe). These achievements reflect the marketing and product development investments made in the second half of 2003.

•	In the Components activity, first quarter 2004 external revenues reached 289 million euros (first quarter 2003, 261 million euros). Excluding currency movements, revenues increased by 20% year-on-year (or a 11% increase including currency movements). Thomson’s worldwide tubes production volumes reached 4.7 million units, supported by demand in China, and benefiting from the integration of three new lines in Dongguan, following the completion of the Fortune acquisition on January 9. In Europe, Thomson increased its volume share by 1 point during the quarter in a growing market, despite price pressure.
As announced on March 23, Thomson signed an initial three-year agreement with Foxconn, a world leader in the manufacture of high precision parts, connectors and cable assemblies for personal computers and electronic consumer goods, to consolidate the Foxconn and Thomson needs for optical components. This agreement will generate significant scale benefits allowing to secure a profitable future for Thomson’s optical components business.

•	Industry & Consumer Solutions technology licensing remained robust during the quarter, driven by digital programs. Technology licensing revenues reached 48 million euros compared to 49 million euros in the first quarter of 2003, driven by strong volumes of consumer electronics products worldwide. During the quarter, in line with its strategic objective to strengthen its presence in China, Thomson signed on March 8, a memorandum of understanding with Chinese Industry Representatives for the licensing of DVD-Video players, that sets the conditions for future Chinese domestic and export markets licensing programs.

Technology

Thomson continued during the quarter to reinforce its intellectual property and launched several key initiatives to value its technological expertise: accordingly, for the first quarter of 2004, Thomson filed 207 priority applications, up 32% year-on-year. Over the same period, the Group issued 455 patents worldwide, which represents a 6% increase year-on-year. For the first time, Thomson reported its licensing revenues by division. Taking licensing as a whole, first quarter 2004 revenues reached 79 million euros (first quarter 2003, 79 million euros). Currency movements reduced sales by 9% during the quarter. Revenues from digital programs were 77% of the total, compared to 58% in the first quarter 2003.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28th, 2004

THOMSON S.A.

By:	/s/ Julian Waldron

Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer